0824225

07022640

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE

SUPPL

AGRICORE UNITED BOARD DETERMINES THAT REVISED SASKATCHEWAN WHEAT POOL OFFER IS A SUPERIOR PROPOSAL

WINNIPEG, MANITOBA—(April 13, 2007) — Agricore United (TSX:AU) today announced that it has received a definitive offer (the "April 13 Offer") from Saskatchewan Wheat Pool Inc. (SaskPool) improving its previously announced offer to acquire all of the outstanding limited voting common shares and preferred shares of Agricore United.

Under the April 13 Offer, SaskPool would increase the consideration offered for each limited voting common share of Agricore United to, at the election of each holder, (a) $20 in cash or (b) 2.2076 SaskPool common shares or (c) any combination thereof, subject in each case to pro ration. Assuming full pro ration, each holder of limited voting common shares would be entitled to receive $14.00 in cash and 0.6623 of a SaskPool common share for each limited voting common share of Agricore United. The maximum amount of cash payable by SaskPool pursuant to the April 13 Offer would be $842.6 million and the maximum number of SaskPool common shares issuable by SaskPool would be 39.9 million. The consideration offered by SaskPool for each preferred share is unchanged at $24.00 in cash plus accrued and unpaid dividends. The April 13 Offer is conditional upon acceptance by Agricore United.

The Board of Directors of Agricore United, following the recommendation of its Special Committee and consultation with legal and financial advisors, has determined that the April 13 Offer is a "Superior Proposal" under the acquisition agreement with James Richardson International Limited (JRI). Agricore United has provided notice of this determination to JRI. JRI has until April 20, 2007 to match or improve upon the April 13 Offer. If JRI chooses not to match or improve upon the April 13 Offer, Agricore United may terminate the JRI acquisition agreement to accept the April 13 Offer from SaskPool. In this event, Agricore United must pay a termination fee of $24 million to JRI.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

RECEIVED 2007 APR 18 A 8: OFFICE OF INTERNATIONAL CORPORATE FINANCE

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FOR FURTHER INFORMATION PLEASE CONTACT:

Media:
Radean Carter
Agricore United
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

or

Lute & Company
John Lute
(416) 929-5883
Email: jlute@luteco.com

Investors:
Lori Robidoux
Agricore United
Vice President, Corporate Finance & Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

or

Georgeson (Shareholder Inquiries)
1-866-598-9684
Toll-free in North America

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